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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

WORLD ENERGY SOLUTIONS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

981454101

(CUSIP Number)

Carole Wright UTEK Corporation 2109 E. Palm Avenue Tampa, FL 33605 813-754-4330

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

CUSIP No. 981454101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

UTEK CORPORATION 59-3603677
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization:

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

6,951,672*
8. Shared Voting Power

9. Sole Dispositive Power

6,951,672*
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,951,672*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)

21.6%
14.	Type of Reporting Person (See Instructions)

CO

*	As of August 9, 2007, UTEK was the record owner of 201,672 shares of common stock of World Energy Solutions, Inc. and was the record owner of 100,000 shares of Series A convertible preferred stock of World Energy Solutions, Inc. that would be convertible after October 9, 2007 into approximately 6,750,000 shares of World Energy Solutions, Inc. common stock, assuming that the average of the closing prices for the World Energy Solutions, Inc. common stock for the 10 trading days prior to the conversion of the stock was $.60 per share, which was the market price of the common stock on August 9, 2007. All of such shares of common stock (6,951,672 shares) would constitute approximately 21.6% of the 32,176,184 shares of common stock that would be outstanding after the conversion of such convertible preferred stock (based on the number of shares outstanding as contained in the most recently available filings with the Commission by World Energy Solutions, Inc.). UTEK has the sole power to vote and dispose of all of such shares.

CUSIP No. 981454101

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the common stock, par value $.0001 per share (the “Common Stock”), of World Energy Solutions, Inc., a Florida corporation (“World Energy Solutions “). The address of the principal executive offices of World Energy Solutions is 3900A 31st Street North, St. Petersburg, Florida 33714.

Item 2.	Identity and Background

This statement on Schedule 13D (this “Statement”) is being filed by UTEK Corporation, a Delaware corporation (“UTEK”). UTEK is a publicly-held specialty finance company focused on technology transfers. UTEK’s services enable companies to acquire innovative technologies from universities and research laboratories worldwide. UTEK facilitates the identification and acquisition of external technologies for clients in exchange for their equity securities. In addition, UTEK offers companies the tools to search, analyze and manage university intellectual properties. UTEK is a business development company with operations in the United States, United Kingdom and Israel. UTEK’s principal business office is located at 2109 E. Palm Avenue, Tampa, Florida 33605.

To the best of UTEK’s knowledge as of the date hereof, set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of UTEK:

(1) name;

(2) business address;

(3) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4) citizenship.

During the last five years, neither UTEK nor, to the best of UTEK ‘s knowledge, any of its directors or executive officers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On September 9, 2005, UTEK entered into a Strategic Alliance Agreement with World Energy Solutions, pursuant to which UTEK agreed to perform certain services for World Energy Solutions during the subsequent 12-month period, relating to the identification and acquisition of new technology, in consideration of a payment of 31,413 shares of the common stock of World Energy Solutions. Such shares are delivered in advance and earned ratably over the 12-month period.

CUSIP No. 981454101

On September 7, 2006, UTEK renewed the Strategic Alliance Agreement with World Energy Solutions, pursuant to which UTEK agreed to perform certain services for World Energy Solutions during the subsequent 12-month period beginning September 9, 2006, relating to the identification and acquisition of new technology, in consideration of a payment of 82,759 shares of the common stock of World Energy Solutions. Such shares are delivered in advance and earned ratably over the 12-month period.

On September 11, 2006, UTEK entered into an IP Snapshot Agreement with World Energy Solutions, pursuant to which UTEK agreed to perform certain services for World Energy Solutions and provide World Energy Solutions a report as to their findings in consideration of a payment of 87,500 shares of the common stock of World Energy Solutions. The 87,500 shares from the agreement were earned upon issuance of the report in September 2006.

On October 9, 2006, UTEK received 100,000 shares of Series A convertible preferred stock of World Energy Solutions in connection with the sale of its wholly-owned subsidiary, Pure Air Technologies, Inc. (“PATI”), to World Energy Solutions. At the time of the sale, PATI held $300,000 in cash; a technology licensed from the University of Florida Research Foundation and prepaid research funds related to the Arizona State University. The 100,000 shares of Series A preferred stock are convertible into $4,050,000 worth of common shares of World Energy Solutions at the option of UTEK at any time after October 9, 2007, with such stock being valued based on the average of the closing prices for the World Energy Solutions common stock for the 10 trading days prior to the conversion of the stock.

Item 4.	Purpose of Transaction

UTEK has no present plans or proposals relating to World Energy Solutions which relate to or would result in:

(a)	The acquisition by any person of additional securities of World Energy Solutions;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving World Energy Solutions or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of World Energy Solutions or any of its subsidiaries;

(d)	Any change in the present board of directors or management of World Energy Solutions, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of World Energy Solutions;

(f)	Any other material change in World Energy Solutions’ business or corporate structure including but not limited to, if World Energy Solutions is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in World Energy Solutions’ charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of World Energy Solutions by any person;

CUSIP No. 981454101

(h)	Causing a class of securities of World Energy Solutions to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of World Energy Solutions becoming eligible for termination of registration pursuant to Section 12(g)(4)of the Act; or

(j)	Any action similar to any of those enumerated above.

UTEK intends to sell the shares of common stock it presently holds, and those into which it converts the preferred stock of World Energy Solutions in the future, as permitted under SEC Rule 144 and as market conditions permit.

Item 5.	Interest in Securities of World Energy Solutions

As of August 9, 2007, UTEK was the record owner of 201,672 shares of common stock of World Energy Solutions, Inc. and was the record owner of 100,000 shares of Series A convertible preferred stock of World Energy Solutions, Inc. that would be convertible after October 9, 2007 into approximately 6,750,000 shares of World Energy Solutions, Inc. common stock, assuming that the average of the closing prices for the World Energy Solutions, Inc. common stock for the 10 trading days prior to the conversion of the stock was $.60 per share, which was the market price of the common stock on August 9, 2007.

All of such shares of common stock (6,951,672 shares) would constitute approximately 21.6% of the 32,176,184 shares of common stock that would be outstanding after the conversion of such convertible preferred stock (based on the number of shares outstanding as contained in the most recently available filings with the Commission by World Energy Solutions, Inc.). UTEK has the sole power to vote and dispose of all of such shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of World Energy Solutions

The 82,759 shares of World Energy Solutions common stock issued to UTEK upon the renewal of their Strategic Alliance Agreement on September 9, 2006, are earned ratably over the 12-month period of the Agreement. If the Agreement is terminated prior to the end of such period, UTEK is obligated to return the unearned shares.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of World Energy Solutions, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

7.1	Agreement and Plan of Acquisition, dated October 9, 2006 among Pure Air Technologies, Inc., UTEK Corporation and World Energy Solutions, Inc.

7.2	Amendment to Acquisition Agreement dated November 14, 2006.

CUSIP No. 981454101

7.3	Strategic Alliance Agreement between UTEK Corporation and World Energy Solutions, Inc. dated September 9, 2005.

7.4	Renewal letter, dated September 7, 2006, relating to renewal of Strategic Alliance Agreement between UTEK Corporation and World Energy Solutions, Inc., dated September 9, 2005.

7.5	Work Order for World Energy Solutions, Inc. for IP Snapshot dated September 11, 2006.

CUSIP No. 981454101

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 17, 2007

/s/ Carole R. Wright
Signature

Carole R. Wright, CFO
Name/Title

CUSIP No. 981454101

SCHEDULE I

NAME	WORK ADDRESS	OCCUPATION	CITIZENSHIP
Stuart Brooks, M.D.	University of South Florida 13201 Bruce B. Downs Blvd. Tampa, FL 33612	Professor of Medicine & Director of NIOSH Education & Research Center at USF	US

Arthur Chapnik	500 East 77th Street, #1826 New York, NY 10162	President, Harrison McJade & Co., Ltd.	US

Clifford M. Gross, Ph.D.	UTEK Corporation 2109 E. Palm Avenue Tampa, FL 33605	Chairman & Chief Executive Officer of UTEK	US

Kwabena Gyimah-Brempong	USF - Economics Dept. 4202 E. Fowler Avenue, BSN3403 Tampa, FL 33620	Chairman & Professor of Economics USF School of Business	US

Holly Callen Hamilton	Callen & Associates Financial Assoc. 7903 Wyoming Court Minneapolis, MN 55438	President, Callen & Associates Financial Services, Inc.	US

Rt. Hon. Francis Maude	25 Victoria Street London, SW1H 0DL United Kingdom	Member of Parliament and Chairman of the Conservative Party	United Kingdom

John J. Micek III, J.D.	300 Hamilton Avenue, 4th Floor Palo Alto, CA 94301	Managing Director, Silicon Prairie Partners, LP	US

Sam I. Reiber, J.D.	2109 E. Palm Avenue Tampa, FL 33605	Attorney at Law (VP and General Counsel for UTEK)	US

Keith A. Witter, J.D.	423 3rd Avenue SE Rochester, MN 55904	President, FFP Investment Advisors, Inc.	US